Exhibit 99.2

Satyam Computer Services Limited
Regd. office: I Floor, Mayfair Centre, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Highlights for Q2 — 2008
Business Outlook
1.	For fiscal 2008, under US GAAP, revenue is expected to be between US$ 2.07 bn and US$ 2.08 bn, implying a growth rate of 41.5 % to 42.0 % over fiscal 2007. Basic earning per ADS for fiscal 2008 is expected to be US$ 1.24, implying a growth rate of 36.0 % over fiscal 2007.
2.	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 26.3 % and 26.7%. EPS for the full year is expected to be between Rs. 25.0 and Rs. 25.1, implying a growth rate of 16.5% — 17.0%.
3.	For Q3 FY 2008, under US GAAP, revenue is expected to be between US$ 538.0 mn and US$ 540.6 mn, implying a growth rate of 5.6 % to 6.1%. Basic earning per ADS for Q3 08 is expected to be US$ 0.31.
4.	For Q3 FY 2008, under Indian GAAP consolidated, corresponding revenue growth rate is expected to be between 3.6% and 4.1%; EPS for the Quarter is expected to be between Rs. 6.18 and Rs. 6.21.
Consolidated Indian GAAP Highlights
The highlights of the results for the quarter under Indian GAAP Consolidated basis are:
1.	Revenue was Rs.2,031.7 crore; a YoY increase of 26.8% and a sequential increase of 11.0%.

2.	Volume growth for the quarter was 9.1%.

3.	Net Profit after Tax was Rs. 409.1 crore; a YoY increase of 27.9% and a sequential increase of 8.1%.

4.	EPS was Rs. 6.12; a YoY increase of 25.1% and a sequential increase of 8%.

5.	EBITDA margin for the quarter was 19.8%.
US GAAP Highlights
The highlights of the results under US GAAP are:
1.	Revenue was US$ 509.6 mn; up 44.8% YoY and 12.7% sequentially.

2.	Net Income was $ 101.9 mn; YoY increase of 55.6% and a sequential increase of 9.4%.

3.	Basic earning per ADS for the quarter was US$ 0.31; increase of 52.2% YoY and up 9.4% sequentially.

4.	Operating margins (EBIT) was 17.7%.
Others
1.	The parent company ended the quarter with 41,423 associates, an addition of 3,037 associates including 1,889 trainees for Q2 08. The number of associates including the subsidiaries and joint ventures stood at 45,767

2.	Attrition on a trailing twelve months basis fell to 13.9% from 14.9% in Q1 FY08.

3.	8 Global Fortune 500 clients added.

Consolidated financial results as per Indian GAAP
Rs. in crores except as stated otherwise

Sl. No.	Particulars	Quarter ended September 30, (unaudited)		Growth over quarter ended September 30, 2006	Quarter ended June 30, (unaudited)	Growth over quarter ended June 30, 2007	Half-year ended September 30, (unaudited)		Growth over half- year ended September 30, 2006	Year ended March 31, (audited)
		2007	2006	(%)	2007	(%)	2007	2006	(%)	2007
1	Income from services
	—Exports	1,965.19	1,525.25	28.84	1,776.94	10.59	3,742.13	2,901.91	28.95	6,188.12
	—Domestic	66.53	76.63	(13.18)	53.25	24.94	119.78	142.90	(16.18)	296.96
	Total	2,031.72	1,601.88	26.83	1,830.19	11.00	3,861.91	3,044.81	26.84	6,485.08
2	Other income	110.54	28.23	291.57	63.20	74.91	173.74	102.71	69.16	183.28
3	Total income	2,142.26	1,630.11	31.42	1,893.39	13.14	4,035.65	3,147.52	28.22	6,668.36
4	Personnel expenses	1,302.75	982.71	32.57	1,106.18	17.77	2,408.93	1,814.32	32.77	3,857.93
5	Cost of software and hardware sold	0.68	0.35	94.29	0.25	172.00	0.93	1.03	(9.71)	2.27
6	Operating and administration expenses	325.59	256.33	27.02	313.47	3.87	639.06	511.96	24.83	1,087.17
7	Total expenditure	1,629.02	1,239.39	31.44	1419.90	14.73	3,048.92	2,327.31	31.01	4,947.37
8	Profit before interest, depreciation/ amortization and taxation (PBIDT)	513.24	390.72	31.36	473.49	8.40	986.73	820.21	20.30	1,720.99
9	PBIDT margin	23.96%	23.97%	—	25.01%	—	24.45%	26.06%	—	25.81%
10	Operating Profit (PBIDT without other income)	402.70	362.49	11.09	410.29	(1.85)	812.99	717.50	13.31	1,537.71
11	Operating profit margin	19.82%	22.63%	—	22.42%	—	21.05%	23.56%	—	23.71%
12	Financial expenses	4.18	2.72	53.68	3.32	25.90	7.50	5.27	42.31	15.92
13	Depreciation/amortization	39.06	37.51	4.13	38.69	0.96	77.75	73.68	5.52	148.44
14	Profit before taxation [8-(12+13)]	470.00	350.49	34.10	431.48	8.93	901.48	741.26	21.61	1,556.63
15	Provision for taxation	60.91	30.68	98.53	53.16	14.58	114.07	67.45	69.12	152.01
16	Profit after taxation before minority interest	409.09	319.81	27.92	378.32	8.13	787.41	673.81	16.86	1,404.62
17	Minority interest	—	—	—		—	—	0.12	—	0.12
18	Profit after taxation and minority interest	409.09	319.81	27.92	378.32	8.13	787.41	673.93	16.84	1,404.74
19	PAT to total income	19.10%	19.62%	—	19.98%	—	19.51%	21.41%	—	21.07%
20	Paid-up equity share capital (par value of Rs.2 per share)	133.71	130.93	—	133.53	—	133.71	130.93	—	133.44
21	Reserves excluding revaluation reserves	6,334.97	4,764.70	—	5,974.07	—	6,334.97	4,764.70	—	5,565.81
22	Preference shares of Rs. 10 each issued by subsidiary company	—	91.01	—	45.50	—	—	91.01	—	45.50
23	EPS — basic (Rs.) (on par value of Rs.2 per share)	6.12	4.89	25.15	5.67	7.94	11.79	10.33	14.13	21.45
24	EPS — diluted (Rs.) (on par value of Rs.2 per share)	5.97	4.75	25.68	5.53	7.96	11.51	10.02	14.87	20.98
25	Public shareholding
	— Number of Shares	479,566,889	465,128,622 *	—	478,751,581	—	479,566,889	465,128,622 *	—	478,313,191
	— Percentage of shareholding	71.74	71.05	—	71.70	—	71.74	71.05	—	71.69

*	Adjusted for the bonus issue in the ratio of 1-for-1 for the record date October 10, 2006.

Notes:
1.	The above results have been approved by the Board of directors at its meeting held today.
2.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on consolidated financial statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealized profits have been eliminated. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.
3.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries — Nipuna Services Ltd, Satyam Technologies Inc., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Computer Services (Nanjing) Co. Ltd., Citisoft Plc and its subsidiary and Knowledge Dynamics Pte. Ltd. and its subsidiaries. The results also include the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.
4.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period

For and on behalf of the Board of directors

Place: Hyderabad	B. Ramalinga Raju
Date: October 23, 2007	Chairman

Consolidated financial results as per US GAAP
US$ in millions except as stated otherwise

		Three months ended September 30, (unaudited)		Growth over three months ended September 30, 2006	Three months ended June 30, (unaudited)	Growth over three months ended June 30, 2007	Six months ended September 30, (unaudited)		Growth over Six months ended September 30, 2006	Year ended March 31, (audited)
Sl. No.	Particulars	2007	2006	(%)	2007	(%)	2007	2006	(%)	2007
1	Revenues	$509.6	$352.0	44.8	$452.3	12.7	$961.9	$674.5	42.6	$1,461.4
2	Gross profit	179.3	121.7	47.3	163.1	9.9	342.4	238.7	43.4	523.8
3	Operating income	90.3	66.1	36.6	90.1	0.2	180.4	133.0	35.6	291.6
4	Operating income margin	17.72%	18.78%	—	19.92%	—	18.75%	19.72%	—	19.95%
5	Income / (loss) before taxes, minority interest and equity in earnings / (losses) of associated companies	116.6	71.5	63.1	104.9	11.2	221.5	154.1	43.7	328.2
6	Net income	$101.9	$65.5	55.6	$93.1	9.4	$195.0	$141.0	38.3	$298.4
7	EPADS — basic (US$)	0.31	0.20	52.2	0.28	9.4	0.59	0.44	35.1	0.92
8	EPADS — diluted (US$)	0.30	0.20	53.7	0.27	9.4	0.57	0.42	36.5	0.90

Notes:

1.	The above results have been approved by the Board of directors at its meeting held today.

2.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

3.	The results of business entities, which have been consolidated, with the results of Satyam include subsidiaries — Nipuna Services Ltd, Satyam Technologies Inc., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Computer Services (Nanjing) Co. Ltd., Citisoft Plc and its subsidiary and Knowledge Dynamics Pte. Ltd. and its subsidiaries. The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd.

4.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

5.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP consolidated financial statements for the quarter and half-year ended September 30, 2007 is as follows:
US$ in millions

		Three months ended (unaudited)			Half-year ended (unaudited)		Year ended March 31, 2007
Sl. No.	Particulars	30-09-2007	30-09-2006	30-06-2007	30-09-2007	30-09-2006	(audited)
1	Profit as per Indian GAAP Consolidated Financial Statements	$101.3	$69.1	$92.1	$193.4	$147.3	$311.9
2	Stock-based compensation	(0.8)	(3.5)	(0.6)	(1.4)	(7.2)	(12.0)
3	Others, net	1.4	(0.1)	1.6	3.0	0.9	(1.5)
4	Total adjustments (2 to 3)	0.6	(3.6)	1.0	1.6	(6.3)	(13.5)
5	Net income as per US GAAP Financial Statements	$101.9	$65.5	$93.1	$195.0	$141.0	$298.4

Satyam Computer Services Limited
Regd. Office: I Floor, Mayfair Centre, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Audited financial results for the quarter and half-year ended September 30, 2007
Rs. in crores except as stated otherwise

		Quarter ended September 30,		Growth over quarter ended September 30, 2006	Quarter ended June 30,	Growth over quarter ended June 30, 2007	Half - year ended September 30,		Growth over half- year ended September 30, 2006	Year ended March 31,
Sl. No.	Particulars	2007	2006	(%)	2007	(%)	2007	2006	(%)	2007
1	Income from services
	—Exports	1,883.02	1,465.42	28.50	1,706.27	10.36	3,589.29	2,797.84	28.29	5,961.06
	—Domestic	65.22	72.29	(9.78)	52.81	23.50	118.03	126.73	(6.86)	267.41
	Total	1,948.24	1,537.71	26.70	1,759.08	10.75	3,707.32	2,924.57	26.76	6,228.47
2	Other income	108.20	28.13	284.64	61.85	74.94	170.05	102.51	65.89	181.61
3	Total income	2,056.44	1,565.84	31.33	1,820.93	12.93	3,877.37	3,027.08	28.09	6,410.08
4	Personnel expenses	1,251.05	945.49	32.32	1,059.38	18.09	2,310.43	1,740.62	32.74	3,706.04
5	Operating and administration expenses	295.58	234.86	25.85	286.99	2.99	582.57	470.94	23.70	993.31
6	Total expenditure	1,546.63	1,180.35	31.03	1,346.37	14.87	2,893.00	2,211.56	30.81	4,699.35
7	Profit before interest, depreciation / amortization and taxation (PBIDT)	509.81	385.49	32.25	474.56	7.43	984.37	815.52	20.70	1,710.73
8	PBIDT margin	24.79%	24.62%	—	26.06%	—	25.39%	26.94%	—	26.69%
9	Operating profit (PBIDT without other income)	401.61	357.36	12.38	412.71	(2.69)	814.32	713.01	14.21	1,529.12
10	Operating profit margin	20.61%	23.24%	—	23.46%	—	21.97%	24.38%	—	24.55%
11	Financial expenses	0.47	0.26	80.77	0.51	(7.84)	0.98	1.33	(26.32)	7.61
12	Depreciation/amortization	32.68	32.81	(0.40)	32.55	0.40	65.23	65.11	0.18	129.89
13	Profit before taxation [7-(11+12)]	476.66	352.42	35.25	441.50	7.96	918.16	749.08	22.57	1,573.23
14	Provision for taxation	59.51	30.08	97.84	52.36	13.66	111.87	66.65	67.85	150.00
15	Profit after taxation (PAT)	417.15	322.34	29.41	389.14	7.20	806.29	682.43	18.15	1,423.23
16	PAT to total income	20.29%	20.59%	—	21.37%	—	20.79%	22.54%	—	22.20%
17	Paid-up equity share capital (par value of Rs.2 per share)	133.71	130.93	—	133.53	—	133.71	130.93	—	133.44
18	Reserves excluding revaluation reserves	6,443.23	4,881.26	—	6,068.61	—	6,443.23	4,881.26	—	5,648.07
19	EPS — basic (Rs.) (on par value of Rs. 2 per share)	6.24	4.93	26.57	5.83	7.03	12.07	10.46	15.39	21.73
20	EPS — diluted (Rs.) (on par value of Rs. 2 per share)	6.09	4.78	27.41	5.68	7.22	11.78	10.14	16.17	21.25
21	(Dividend per share (Rs) on par value of Rs.2/- per share)	1.00	1.00	—	—	—	1.00	1.00	—	3.50
22	Public shareholding
	— Number of shares	479,566,889	465,128,622 *	—	478,751,581	—	479,566,889	465,128,622 *	—	478,313,191
	— Percentage of shareholding	71.74	71.05	—	71.70	—	71.74	71.05	—	71.69

*	Adjusted for the bonus issue in the ratio of 1-for-1 for the record date October 10, 2006.

Segment Reporting:	Rs in crores

1	Segment revenue
	Information technology services	1,948.24	1,537.71	26.70	1,759.08	10.75	3,707.32	2,924.57	26.76	6,228.47
	Less: Inter segment revenue	—	—	—	—	—	—	—	—	—
	Net sales / Income from operations	1,948.24	1,537.71	26.70	1,759.08	10.75	3,707.32	2,924.57	26.76	6,228.47
2	Segment profit / (loss) before tax and interest
	Information technology services	368.93	324.55	13.67	380.16	(2.95)	749.09	647.90	15.62	1,399.23
	Less : Financial expenses	0.47	0.26	80.77	0.51	(7.84)	0.98	1.33	(26.32)	7.61
	Add: Other income	108.20	28.13	284.64	61.85	74.94	170.05	102.51	65.89	181.61
	Total profit before tax	476.66	352.42	35.25	441.50	7.96	918.16	749.08	22.57	1,573.23
3	Capital employed
	Information technology services	2,747.82	2,966.62	(7.38)	2,613.65	5.13	2,747.82	2,966.62	(7.38)	2,191.35

Notes :

1.	The above results have been approved by the Board of directors at its meeting held today.

2.	The Board of directors has declared an interim dividend of Re. 1/- per share (50% on par value of Rs. 2 per share). The record date for payment of interim dividend will be November 8, 2007.

3.	The total manpower strength as on September 30, 2007 stood at 41,423 associates as against 38,386 associates as on June 30, 2007 signifying an increase of 3,037 associates. The number of technical associates increased by 2,797 to close the quarter at 39,153 (36,356 associates as on June 30, 2007).

4.	During the quarter ended September 30, 2007, the Company allotted 879,254 equity shares of Rs. 2 each, consequent to exercise of stock options by the associates.

5.	During the quarter ended September 30, 2007 the company has made additional investments amounting to Rs.206.66 cr. in its subsidiary — Nipuna Services Limited.

6.	The Board of directors approved the proposal for the acquisition of Nitor Global Solutions Ltd, a Company specialized in the Infrastructure Management Services (IMS) space located at London, U.K. The maximum purchase consideration will be GBP 2.76 Mn in an all cash transaction and has been structured into upfront payment and earn-out payments. The transaction is expected to be consummated in December 2007 and upon consummation Nitor Global Solutions will be integrated with the Company.

7.	Details of investor complaints for the quarter ended September 30, 2007:

	Pending as on	During the quarter		Pending as on
Nature	July 01, 2007	Received	Disposed off	September 30, 2007
Dividends related	0	72	71	1
Others	0	29	27	2
Total	0	101	98	3 *

*	resolved on 05.10.2007

8.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

Place: Hyderabad Date: October 23, 2007	For and on behalf of the Board of directors B. Ramalinga Raju Chairman
Safe Harbor :
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on
Form 6-K concerning the fiscal quarter ended June 30, 2007 furnished to the United States Securities and Exchange Commission on July 27, 2007 and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at www.sec.gov.